Dodge & Cox  /  Investment Managers  /  San Francisco
Hewlett-Packard (HPQ)
Enterprise
Systems Group
18%
HP Services
16%
Software
2%
Personal
Systems Group
35%
HP Financial
Services
2%
Imaging and
Printing
Systems
27%
Investment Thesis
Inexpensive Valuation 15 times 2007 earnings, 10 times 2010e earnings for a company with the potential for significant earnings growth
Earnings Growth Potential Opportunities for 5% sales growth, cost cutting, share repurchase and acquisitions funded by high free cash flow.
EDS offers opportunities to cut costs and sell more HP gear with low selling and administrative expense.
Strong Business Franchises Market share gains in printers, PCs and servers over the last few years have demonstrated the strength of HP’s business franchises. 70% of sales are international.
Risks
Acquisitions HP continues to make a large number of acquisitions, particularly in software companies.
Macroeconomic Weakness Economic sensitivity has historically been greater than the overall market.
Renewed Competitor Strength Struggling competitors, Sun and Dell, may overcome short-term difficulties.
Company Profile
Headquartered in Palo Alto, CA.
Largest printer, PC, and low-end server
company in the world.
Founded in 1939. Acquired Compaq in
2002. Acquired EDS in 2008.
Mark Hurd named CEO in March
2005.
67% of 2007 sales were international.
41% of 2007 operating profit came
from Imaging and Printing Systems.
Gained the PC market share lead from
Dell in 2006.
Per Share Valuation 2007 Revenues = $104 Billion
FY ends October 31
Shares outstanding = 2.6 billion
Market capitalization = $115 billion
All figures in USD. S&P valuation as of 7/31/08.
HPQ S&P 500
Price (7/31/08) $45 $1,267
2007 Price/Sales 1.1x 1.3x
2007 Price/Earnings 15x 15.0x
2007 Price/Book 3.0x 2.4x
2007 EPS 2.97
2008 est. EPS 3.20
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.
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As of July 2008
Conclusion: HP has attractive revenue growth prospects but is priced at a meaningful discount to the overall market.
Exhibit #08-323